Mercedes-Benz Auto Receivables Trust 2018-1
Investor Report

Collection Period Ended   31-Mar-2019

Amounts in USD

Dates

Collection Period No.	9			
Collection Period (from... to)	1-Mar-2019	31-Mar-2019		
Determination Date	11-Apr-2019			
Record Date	12-Apr-2019			
Distribution Date	15-Apr-2019			
Interest Period of the Class A-1 Notes (from... to)	15-Mar-2019	15-Apr-2019	Actual/360 Days	31
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Mar-2019	15-Apr-2019	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	300,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	389,000,000.00	321,497,925.51	291,948,131.05	29,549,794.46	75.963482	0.750509
Class A-2B Notes	125,000,000.00	103,309,102.03	93,813,666.79	9,495,435.24	75.963482	0.750509
Class A-3 Notes	449,000,000.00	449,000,000.00	449,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	121,950,000.00	121,950,000.00	121,950,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,384,950,000.00**	**995,757,027.54**	**956,711,797.84**	**39,045,229.70**		
Overcollateralization	35,512,333.05	35,511,558.33	35,511,558.33			
Adjusted Pool Balance	1,420,462,333.05	1,031,268,585.87	992,223,356.17			
Yield Supplement Overcollateralization Amount	87,929,652.04	61,458,125.56	58,843,607.65			
Pool Balance	**1,508,391,985.09**	**1,092,726,711.43**	**1,051,066,963.82**			

	Amount	Percentage
Initial Overcollateralization Amount	35,512,333.05	2.50%
Target Overcollateralization Amount	35,511,558.33	2.50%
Current Overcollateralization Amount	35,511,558.33	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	2.350000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	2.710000%	726,049.48	1.866451	30,275,843.94	77.829933
Class A-2B Notes	2.573750%	228,962.38	1.831699	9,724,397.62	77.795181
Class A-3 Notes	3.030000%	1,133,725.00	2.525000	1,133,725.00	2.525000
Class A-4 Notes	3.150000%	320,118.75	2.625000	320,118.75	2.625000
Total		**$2,408,855.61**		**$41,454,085.31**	

Amounts in USD

Available Funds

Principal Collections	40,826,964.25
Interest Collections	2,882,349.83
Net Liquidation Proceeds	95,988.27
Recoveries	91,017.62
Purchase Amounts	0.00
Advances made by the Servicer	0.00
Investment Earnings	87,291.60
Available Collections	**43,983,611.57**
Reserve Fund Draw Amount	0.00
Available Funds	**43,983,611.57**

Distributions

(1) Total Servicing Fee	910,605.59
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(3) Interest Distributable Amount Class A Notes	2,408,855.61
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	39,045,229.70
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
(9) Excess Collections to Certificateholders	1,618,920.67
Total Distribution	**43,983,611.57**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	910,605.59	910,605.59	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	2,408,855.61	2,408,855.61	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	726,049.48	726,049.48	0.00
thereof on Class A-2B Notes	228,962.38	228,962.38	0.00
thereof on Class A-3 Notes	1,133,725.00	1,133,725.00	0.00
thereof on Class A-4 Notes	320,118.75	320,118.75	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	2,408,855.61	2,408,855.61	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	39,045,229.70	39,045,229.70	0.00
Aggregate Principal Distributable Amount	39,045,229.70	39,045,229.70	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,551,155.83
Reserve Fund Amount - Beginning Balance	3,551,155.83
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	6,941.22
minus Net Investment Earnings	6,941.22
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,551,155.83
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	6,941.22
Net Investment Earnings on the Collection Account	80,350.38
Investment Earnings for the Collection Period	87,291.60

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,508,391,985.09	50,953
Pool Balance beginning of Collection Period	1,092,726,711.43	43,664
Principal Collections	27,662,970.48	
Principal Collections attributable to Full Pay-offs	13,163,993.77	
Principal Purchase Amounts	0.00	
Principal Gross Losses	832,783.36	
Pool Balance end of Collection Period	1,051,066,963.82	42,770
Pool Factor	69.68%	

	As of Cutoff Date	Current
Weighted Average APR	3.39%	3.42%
Weighted Average Number of Remaining Payments	52.73	44.50
Weighted Average Seasoning (months)	14.04	23.19

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	1,046,066,751.71	42,631	99.52%
31-60 Days Delinquent	3,997,211.78	112	0.38%
61-90 Days Delinquent	834,890.03	22	0.08%
91-120 Days Delinquent	168,110.30	5	0.02%
Total	1,051,066,963.82	42,770	100.00%

Delinquency Trigger	**2.673%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.095%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	832,783.36	21	6,964,216.03	233
Principal Net Liquidation Proceeds	95,764.86		2,548,977.83	
Principal Recoveries	89,143.73		1,370,459.28	
Principal Net Loss / (Gain)	647,874.77		3,044,778.92	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.725%
Prior Collection Period	0.278 %
Second Prior Collection Period	0.287 %
Third Prior Collection Period	0.401 %
Four Month Average	0.423%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.202%
Average Net Loss / (Gain)	13,067.72

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.